Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company") does hereby appoint Mr. Pavel Buber and/or Mr. Iram Efraim Graiver, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel at 4:00 p.m. (Israel time) Tuesday, June 20, 2017, or at any adjournments or postponements thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

June 20, 2017

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" PROPOSALS 1.A, 2, 3, 4, 5, 6 AND 7.

PLEASE NOTE THAT YOU MAY ONLY VOTE ON NOMINEES FROM EITHER PROPOSAL 1.A OR PROPOSAL 1.B, BUT NOT ON NOMINEES UNDER BOTH, TO SERVE AS DIRECTORS OF THE COMPANY. IF A SHAREHOLDER VOTES "FOR" ANY NOMINEES UNDER PROPOSAL 1.A AND ALSO ANY NOMINESS UNDER PROPOSAL 1.B, THE SHAREHOLDER'S VOTES UNDER BOTH PROPOSAL 1.A AND 1.B WILL NOT BE COUNTED IN DETERMINING THE OUTCOME OF EITHER PROPOSAL.

1.
A. Proposal of the Board of Directors to elect and re-elect, as applicable, the following persons recommended by the Board to serve as directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law (the Board recommends that shareholders vote "FOR" Proposal No. 1.A).

	FOR	AGAINST	ABSTAINNNN
Mr. Ilan Admon	☐	☐	☐
Mr. Gregory Gurtovoy	☐	☐	☐
Mr. Ilan Cohen	☐	☐	☐
Mr. Arik Safran	☐	☐	☐
Mr. Eli Arad	☐	☐	☐

OR

1.	B. Proposal of B.S.D Crown Ltd. to elect the following persons to serve as directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law.
	FOR	AGAINST	ABSTAIN
Mr. Zwi Williger	☐	☐	☐
Mr. Gil Hochboim	☐	☐	☐
Mr. David Donin	☐	☐	☐
Mr. Joseph Williger	☐	☐	☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu Limited - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company's independent auditors for the year ending December 31, 2017 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Company's Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To approve the Company's revised compensation policy for directors and officers (the "Compensation Policy"), in accordance with the requirements of the Companies Law.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3a. Are you a controlling shareholder or do you have a personal interest in approval of this proposal (a response must be provided for your vote to be counted on this proposal)?

YES	NO
☐	☐

4.
Subject to the approval of the Compensation Policy - to approve the terms of office of Mr. Iram Efraim Graiver, in his capacity as the Company's chief executive officer ("CEO"), in accordance with the terms of the Compensation Policy.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4a. Are you a controlling shareholder or do you have a personal interest in approval of this proposal (a response must beprovided for your vote to be counted on this proposal)?

YES	NO
☐	☐

5.	To approve an amendment to the terms of office of Company's Chairman of the Board, Mr. Ilan Admon, in accordance with the terms of the Compensation Policy for Company Officers.

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.
To approve a one-time special payment to Mr. Emil Budilovsky, outside the scope of the Compensation Policy, in consideration for the services he provided to the Company as a member of the Company's Board.

FOR	AGAINST	ABSTAIN
☐	☐	☐

6a. Are you a controlling shareholder or do you have a personal interest in approval of this proposal (a response must be provided for your vote to be counted on this proposal)?

YES	NO
☐	☐

7.	Subject to the approval of the Compensation Policy - to approve the exemption and indemnification letters to all appointed Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual and Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.